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ANNUAL AUDITED REPORT
FORM X-17A-5 SEC Mail Processing
PART III Section

SEC FILE NUMBER
8- 8-26397

FEB 2 7 2009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 thereunder

Washington, DC
110

REPORT FOR THE PERIOD BEGINNING____1/1/08____ AND ENDING____12/31/08____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grossman & Co., LLC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

2 Fox Hollow Court
                              (No. and Street)

Dix HIlls   New York   11746
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Dennis Grossman   (631) 242-0603
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
        Castiglia & Eaton

                (Name – if individual, state last, first, middle name)

 7 Dawson Street   Huntington Station   New York   11746
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Dennis Grossman_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ , as of ___Grossman & Co., LLC.___

of ___December 31_____ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public   2/22/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GROSSMAN & CO., LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2008

GROSSMAN & CO., LLC

TABLE OF CONTENTS

CASTIGLIA & EATON
Certified Public Accountants
7 Dawson Street
Huntington Station, NY   11746-4021
(631) 424-6500 • (631) 424-6511

INDEPENDENT AUDITOR'S REPORT

Mr. Dennis Grossman
Grossman & Co., LLC
Dix Hills, New York   11746

We have audited the accompanying Statement of Financial Condition of Grossman & Co., LLC (Note 1) as of December 31, 2008 and the related Statements of Income, Cash Flows and Changes in Owner's Equity for year ended December 31, 2008.   These financial statements are the responsibility of the Company's management.   Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.   These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.   An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grossman & Co., LLC as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The supplementary data included in Schedules 1 and 2 is presented for supplementary analysis purposes and is not necessary for a fair presentation of the financial position of Grossman & Co., LLC.   The supplementary data has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is stated fairly in all material respects only when considered in conjunction with the financial statements taken as a whole.

Castiglia & Eaton

Certified Public Accountants

Huntington Station, New York
February 21, 2009

GROSSMAN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS
  Cash and cash equivalents $ 85,755
  Accounts receivable   63,266

  Total Current Assets $ 149,021

  Total Assets $ 149,021

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES
  Accounts payable $ 36,266

  · Total Current Liabilities $ 36,266

  Total Liabilities $ 36,266

OWNER'S EQUITY $ 112,755

  Total Liabilities and Owner's Equity $ 149,021

GROSSMAN & CO., LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE
Commissions	$ 994,918	
Mutual fund income	885	
Interest Income	3,112	
Other income	--	
Total Revenue		$ 998,915

EXPENSES
Commission rebate	$ 28,299	
Regulatory Fees	26,708	
Trading expense and execution fees	68,894	
Compliance expense	2,855	
Commission expense	530,662	
Office expense	107,948	
Insurance	21,145	
Professional fees	23,653	
Software license	8,005	
Total Expenses		818,169
NET INCOME		$ 180,746

GROSSMAN & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS PROVIDED (USED) FROM OPERATING ACTIVITIES

Net income $ 180,746

Adjustments to Reconcile Net Income to Net
 Cash Provided by Operating Activities:
Changes in Assets and Liabilities Affecting
  Operating Activities:
   Decrease in Accounts receivable $ 15,635
   Increase in Accounts payable   14,740

                                                                              30,375
      Net Cash Provided by Operating Activities   211,121
CASH FLOWS PROVIDED USED BY FINANCING ACTIVITIES

Partner draws   (287,665)
Decrease in investments   99,904

      Net Cash Used by Financing Activities   (187,761)

      Net Increase in Cash   23,360

Cash at January 1, 2008   62,395

Cash at December 31, 2008 $ 85,755

GROSSMAN & CO., LLC
STATEMENT OF CHANGES IN OWNER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

BALANCE - At the Beginning of Year	$ 219,674
Net Income for the Period	180,746
Contributions	–
Partner draw	(287,665)
BALANCE - At the End of Year	$ 112,755

SUPPLEMENTAL SCHEDULE 1

Balance - Beginning of Period	$	- 0 -
Changes - End of Period		- 0 -
Balance - End of Period	$	- 0 -

+

SUPPLEMENTAL SCHEDULE 2

Total Owner's Equity Qualified for Net Capital	$ 112,755
Add: Liabilities Subordinated to claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities	$ 112,755
Less: Non Allowable Assets (Note 2)	0
Net Capital Before Haircuts on Securities Position	$ 112,755
Haircuts on Securities	0
Net Capital	112,755

Minimum Net Capital Requirement:

Minimum Dollar Net Capital Required	$ 5,000	
Minimum Net Capital Required - 6⅔% of Aggregate Indebtness (Note 2)	$ 2,417	
Net Capital Requirement (Notes 2 & 4)		5,000
Excess Net Capital (Notes 2 & 4)		$ 107,755

GROSSMAN & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

A. <u>General</u>

Dennis Grossman, a sole proprietor doing business as Grossman & Co., began business November 23, 1981, as a registered broker-dealer.

As of November 2000 Grossman & Co., (a sole proprietorship) ceased doing business as such. The successor entity is Grossman & Co., LLC.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America that assume continuation of the Company as a going concern. The Company recognizes commission income for services performed and related expenses on a settlement date basis.

B. <u>Income Taxes</u>

There are no Federal or New York State income taxes imposed on the net income of a LLC as such. The personal income taxes of the sole proprietorship on income derived from Grossman & Co., LLC are not reflected in these financial statements. Furthermore, the income from the firm reported on the proprietor's personal income tax returns will differ from the income reported herein because said returns are prepared on the cash basis whereas financial statements are prepared on the accrual basis.

NOTE 2 - <u>NET CAPITAL REQUIREMENT</u>

At December 31, 2008, the Company had net capital of $112,755. The minimum net capital requirement of the Company is $5,000. Excess net capital at December 31, 2008 was $107,755. The minimum net capital requirement is equal to the greater of the dollar net capital requirement ($5,000) or 6⅔% of aggregate indebtness ($2,417). The aggregate indebtness is comprised of accounts payable ($36,266).

NOTE 3 - <u>RESERVE REQUIREMENTS</u>

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

NOTE 4 - <u>EXCESS NET CAPITAL</u>

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2008. There were no material differences in the computation of net capital of Grossman & Co., LLC.

GROSSMAN & CO., LLC
REPORT ON INTERNAL ACCOUNTING CONTROLS
REQUIRED BY SEC RULE 17a-5
AS OF DECEMBER 31, 2008

CASTIGLIA & EATON
Certified Public Accountants
7 Dawson Street
Huntington Station, NY   11746-4021
(631) 424-6500 • (631) 424-6511

Mr. Dennis Grossman
Grossman & Co. LLC
2 Fox Hollow Court
Dix Hills, New York   11746

Dear Mr. Grossman:

We have audited the financial statements of Grossman & Co., LLC (Note 1) for the year ended December 31, 2008 and have issued our report thereon dated February 21, 2009.   As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Grossman & Co., LLC that we considered relevant to the objectives stated in Rule 17a-5 (g) and in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph.   In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.   The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.   Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected.   Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system of internal accounting control of Grossman & Co., LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission and the FINRA and should not be used for any other purpose.

Castiglia & Eaton

Certified Public Accountant

Huntington Station, New York
February 21, 2009